

03025154



RECEIVED
JUN 3 0 2003
155

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number: **33-48728**

A. Full title of the plan:

CHROMCRAFT REVINGTON SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

CHROMCRAFT REVINGTON, INC.
1100 North Washington Street
Delphi, IN 46923

CR

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Chromcraft Revington Savings Plan
(Name of Plan)
By a majority of the members of the
Benefit Plans Administrative Committee

Date: June 27, 2003



Frank T. Kane, Member,
Benefit Plans Administrative Committee,
Chromcraft Revington Savings Plan



Michael E. Thomas, Member,
Benefit Plans Administrative Committee,
Chromcraft Revington Savings Plan


KPMG

CHROMCRAFT REVINGTON SAVINGS PLAN

Financial Statements and Schedule

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

Table of Contents



2400 First Indiana Plaza
135 North Pennsylvania Street
Indianapolis, IN 46204-2452

Independent Auditors' Report

Benefit Plans Committee
Chromcraft Revington, Inc.:

We have audited the statements of net assets available for plan benefits of the Chromcraft Revington Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Chromcraft Revington Savings Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Indianapolis, Indiana
May 15, 2003



CHROMCRAFT REVINGTON SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2002 and 2001

(in thousands)

	2002	2001
Investments held by Trustees, at fair value:		
Participant-directed:		
Cash and cash equivalents	$ 3	—
Common trust fund	6,312	4,864
Mutual funds	13,661	3,499
Participant loans	963	298
Chromcraft Revington, Inc. Common Stock	1,324	1,415
Total participant-directed	22,263	10,076
Nonparticipant-directed:		
Mutual funds	6,201	7,088
Chromcraft Revington, Inc. Common Stock	841	742
Total nonparticipant-directed	7,042	7,830
Total investments held by Trustees, at fair value	29,305	17,906
Receivables:		
Employer contributions	—	229
Participants' contributions	103	57
Total receivables	103	286
Net assets available for plan benefits	$ 29,408	18,192

See accompanying notes to financial statements.

CHROMCRAFT REVINGTON SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

For the year ended December 31, 2002

(in thousands)

	Participant-directed	Non-participant-directed	Total
Additions to net assets attributed to:			
Investment income (loss):			
Net depreciation in fair value of investments	$ (1,970)	(709)	(2,679)
Interest	65	—	65
Dividends	605	183	788
	(1,300)	(526)	(1,826)
Contributions:			
Participants	1,064	—	1,064
Employer	65	8	73
	1,129	8	1,137
Transfer of assets from:			
Cochrane Furniture Company, Inc. 401(k) Profit Sharing Plan	7,638	—	7,638
Korn Industries, Incorporated Retirement Savings Plan	5,813	—	5,813
Silver Furniture Co., Inc. 401(k) Profit Sharing Plans	2,042	—	2,042
Total transfers in	15,493	—	15,493
Interest on participant loans	58	—	58
Total additions	15,380	(518)	14,862
Deductions from net assets attributed to:			
Benefits and withdrawals paid to participants	(3,132)	(499)	(3,631)
Administrative expenses	(15)	—	(15)
Total deductions	(3,147)	(499)	(3,646)
Net increase (decrease)	12,233	(1,017)	11,216
Net assets available for plan benefits:			
Beginning of year	10,133	8,059	18,192
End of year	$ 22,366	7,042	29,408

See accompanying notes to financial statements.

CHROMCRAFT REVINGTON SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(in thousands)

(1) Plan Merger and Asset Transfer

Effective January 1, 2002, the following plans were merged into the Chromcraft Revington Savings Plan (the "Plan"):

Korn Industries, Incorporated Retirement Savings Plan
Cochrane Furniture Company, Inc. 401(k) Profit Sharing Plan
Silver Furniture Co., Inc. 401(k) Profit Sharing Plan for Salaried Employees
Silver Furniture Co., Inc. 401(k) Profit Sharing Plan for Hourly Employees (the "Plans").

The Plans were defined contribution plans, and covered the employees of their respective companies. The Plans provided for employer profit sharing contributions. Net assets transferred to the Plan at January 1, 2002 consisted of the following:

Transferred in from Korn Industries, Incorporated Retirement Savings Plan:		
T. Rowe Price Balanced Fund	$	285
T. Rowe Price Equity Income Fund		364
T. Rowe Price Equity Index 500 Fund		180
T. Rowe Price Mid Capital Growth Fund		240
T. Rowe Price New America Growth Fund		111
T. Rowe Price Personal Strategy Balanced Fund		2,213
T. Rowe Price Personal Strategy Growth Fund		171
T. Rowe Price Personal Strategy Income Fund		637
T. Rowe Price Science & Technology Fund		110
T. Rowe Price Small Capital Stock Fund		113
T. Rowe Price Stable Value Fund		1,372
Employee contribution receivable		12
Employer contribution receivable		5
	$	5,813

Transferred in from Cochrane Furniture Company, Inc. 401(k) Profit Sharing Plan:		
American Funds Group Cash Management Trust of America	$	1,953
American Funds Group American Balanced Fund		1,542
American Funds Group The Investment Company of America		1,595
American Funds Group New Perspective Fund, Inc.		1,027
American Funds Group Smallcap World Fund		51
American Funds Group U.S. Government Securities Fund		56
American Funds Group Washington Mutual Investors Fund		148
American Funds Group The Bond Fund of America		596
Participant loans		617
Employee contribution receivable		43
Employer contribution receivable		10
	$	7,638

(Continued)

(in thousands)

Transferred in from Silver Furniture Co., Inc. 401(k) Profit Sharing Plans:		
Charles Schwab Retirement Money Fund	$	230
Dreyfus Founders Worldwide Growth Fund		145
Janus Advisor Balanced Portfolio		351
Oppenheimer Growth Fund		579
Schwab 1000 Fund		361
Strong Corporate Bond Fund		296
Participant loans		77
Employee contribution receivable		2
Employer contribution receivable		1
	$	2,042

(2) Description of Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan covering all full-time employees of Chromcraft Revington, Inc. and its subsidiaries, Chromcraft Corporation (Chromcraft), Peters-Revington Corporation (Peters-Revington), Korn Industries, Incorporated (Korn), Cochrane Furniture Company, Inc. (Cochrane), and Silver Furniture Co., Inc. (Silver) (collectively the "Company"), who have completed the required length of service as documented in the Plan Document. Employees may elect to participate in the Plan on the earlier of January 1, April 1, July 1, or October 1, following the completion of the required length of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

(b) Participant Accounts

Each participant's account is credited with the participant's voluntary contributions, Company matching contributions, Company profit-sharing contributions and Plan earnings. Plan earnings are allocated among all participants based on their investment in each fund.

(c) Participant Contributions

Participants are permitted to contribute to the Plan 1% to 50% of their annual compensation, as defined in the Plan document, on either a pre-tax or after-tax basis.

(d) Employer Contributions

As of April 1, 2002, the Company matching contributions were discontinued in the Savings Plan, and are being made to the Chromcraft Revington Employee Stock Ownership Plan. All employer contributions are discretionary. Through April 1, 2002, the Company contributed to the Plan 25% of participants' pre-tax contributions up to 4% of their compensation for Chromcraft Revington, Inc.,

(in thousands)

Peters-Revington, and Chromcraft employees. Company matching contributions were invested entirely in the common stock of Chromcraft Revington, Inc. The Company made cash contributions to the Plan for 50% of Cochrane and Korn's participants' pre-tax contributions up to 4% of their compensation. The Company also made cash contributions to the Plan for 25% of Silver's participants' pre-tax contributions up to 10% of their compensation.

(e) ***Vesting***

Participants are immediately 100% vested in their contributions and earnings thereon. Effective January 1, 2002, all participants vest in Company matching contributions and earnings thereon, 100% after three years of service or upon death, disability or attainment of age 65, whichever occurs first.

(f) ***Forfeitures***

Forfeitures of nonvested Company contributions are first used to reduce future Company contributions, and then to offset plan expenses paid by the Company. Effective April 1, 2002, as there will be no employer contributions, forfeitures will be used to reduce plan expenses paid by the Company. At December 31, 2002, forfeited nonvested accounts totaled $7,137. In 2002, employer contributions were reduced by $33,000 from forfeited nonvested accounts.

(g) ***Payment of Benefits and Withdrawals***

At retirement or termination of service, a participant may elect to receive, in the form of a lump-sum or in annual installments over a period of up to 15 years, the value of his or her vested account balance. In-service withdrawals of pre-tax contributions require the participant to meet certain Plan requirements. Company matching contributions and profit-sharing contributions may not be withdrawn by a participant prior to his or her termination of employment. Participants in the Plan may withdraw their after-tax contributions to the Plan, including any investment earnings attributable to those contributions. Benefits are recorded when paid.

(h) ***Accounting Records***

The accounting records and participants' account balances are maintained by the Trustees, T. Rowe Price Trust Company, Inc. ("T. Rowe Price"), Capital Bank and Trust Company, Inc. and Charles Schwab Trust Company ("Charles Schwab").

(i) ***Administrative Expenses***

The Plan is administered by a committee appointed by the Company's Board of Directors. Substantially all administrative expenses are paid by the Company.

(j) ***Participant Loans***

Each participant has the right, subject to certain restrictions, to borrow from his or her pre-tax contributions and earnings attributable to that amount ("pre-tax account"). The maximum aggregate amount a participant may borrow is 50% of his or her total vested account balance, and not greater than his or her pre-tax account balance, up to a maximum of $50,000. Loans bear a market rate of

(in thousands)

interest and may be repaid over a period not to exceed five years. The interest paid on a loan is credited directly to the participant's account in the Plan.

(3) Summary of Significant Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting, except for the cash basis recording of benefits paid.

(b) Investments

Investment contracts held in the T. Rowe Price Stable Value Common Trust Fund are recorded at estimated fair value which approximates contract value. The investments in the other funds are presented at fair value based on the quoted market prices of the underlying securities within each fund. Purchases and sales of securities are recorded on a trade-date basis.

(c) Use of Estimates

The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(4) Investments

The following table presents participant-directed and nonparticipant-directed investments, at fair value, that represent 5 percent or more of the Plan's assets.

	December 31	
	2002	2001
T. Rowe Price Personal Strategy Balanced Fund	$ 1,667	—
T. Rowe Price Spectrum Growth Fund	2,979	3,830
T. Rowe Price Spectrum Income Fund	2,750	2,659
American Funds Group Cash Management Trust of America	1,848	—
T. Rowe Price Stable Value Fund	6,312	4,864
Chromcraft Revington, Inc. common stock	2,165	2,157

(Continued)

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during 2002 (in thousands) as follows:

		Participant-directed	Non-participant-directed
Chromcraft Revington, Inc. Common Stock	$	269	137
Mutual funds		(2,239)	(846)
	$	(1,970)	(709)

(5) Benefits Payable to Participants

At December 31, 2002 and 2001, net assets available for benefits included $530,000 and $538,000, respectively, for distributions to participants who had withdrawn from the Plan prior to the end of the Plan year.

(6) Assets Transferred from Investment Plan of Mohasco Corporation

Effective April 23, 1992, pursuant to merger agreements (the "Merger"), Chromcraft Revington, Inc. acquired all the outstanding common stock of Chromcraft and Peters-Revington from Mohasco.

Prior to the Merger, employees of Chromcraft and Peters-Revington were eligible to participate in a Mohasco defined contribution plan (the "Mohasco Investment Plan"). Net assets of $7,356,000 representing the balance of Chromcraft and Peters-Revington participant accounts in the Mohasco Investment Plan were transferred into the Plan on August 3, 1992.

Included in the balance transferred from the Mohasco Investment Plan were Mohasco company contributions, and earnings thereon, ("Mohasco Contributions") to participant accounts in the amount of $2.4 and $2.5 million at December 31, 2002 and 2001, respectively. Under the Plan, the Mohasco Contributions are not subject to in-service withdrawal or eligible for participant loans.

(7) Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by T. Rowe Price and Charles Schwab. T. Rowe Price and Charles Schwab are trustees of the Plan and, therefore, transactions in these funds qualify as party-in-interest transactions. The Plan also has investments in Company stock; therefore, these transactions also qualify as party-in-interest transactions.

(8) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to provisions of ERISA. In the event of Plan termination, participants shall be fully vested in Company contributions and earnings thereon.

(9) Tax Status

The Plan obtained its latest determination letter in October 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the Plan's administrator and legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

CHROMCRAFT REVINGTON SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

(in thousands, except share data)

Identity of Issue	Description		Fair value
Participant-directed:			
Chromcraft Revington, Inc. Common Stock*	101,447 Shares	$	1,324
T. Rowe Price*:			
Stable Value Common Trust Fund	Collective investment fund of bank, insurance and other investment contracts		6,312
New America Growth Fund	Mutual Fund		1,043
Balanced Fund	Mutual Fund		1,283
Equity Index 500 Fund	Mutual Fund		658
Personal Strategy Income Fund	Mutual Fund		494
Personal Strategy Balanced Fund	Mutual Fund		1,667
Personal Strategy Growth Fund	Mutual Fund		182
New Income Fund	Mutual Fund		11
Short-term Bond Fund	Mutual Fund		11
Science & Technology Fund	Mutual Fund		51
Mid-Cap Growth Fund	Mutual Fund		217
Small-Cap Stock Fund	Mutual Fund		173
Equity Income Fund	Mutual Fund		382
American Funds Group:			
The Cash Management Trust of America	Mutual Fund		1,848
American Balanced Fund	Mutual Fund		1,277
The Investment Company of America	Mutual Fund		1,176
New Perspective Fund, Inc.	Mutual Fund		741
Smallcap World Fund	Mutual Fund		15
U.S. Government Securities Fund	Mutual Fund		178
Washington Mutual Investors Fund	Mutual Fund		126
The Bond Fund of America	Mutual Fund		738
Charles Schwab Trust Company*:			
Retirement Money Fund	Mutual Fund		250
Schwab 1000 Fund	Mutual Fund		199
Cash and cash equivalents	Cash		3
Dreyfus Founders Worldwide Growth Fund	Mutual Fund		101
Janus Advisor Balanced Portfolio	Mutual Fund		209
Oppenheimer Growth Fund Class A	Mutual Fund		284
Strong Corporate Bond Fund	Mutual Fund		347
Participant loans*	Interest rates from 5.75% to 10.50% with maturities through 2007		963
Nonparticipant-directed:			
Chromcraft Revington, Inc. Common Stock (cost – $716)*	64,466 shares		841
T. Rowe Price*:			
Spectrum Growth Fund (cost – $3,062)	Investment in eight underlying T. Rowe Price funds		2,979
Spectrum Income Fund (cost – $2,675)	Investment in eight underlying T. Rowe Price funds		2,750
Spectrum International Fund (cost – $497)	Investment in nine underlying T. Rowe Price funds		472

*Denotes party-in-interest

Index to Exhibits

Exhibit Number		Starting on sequential page no.
23.2	Accountants' Consent dated June 26, 2003 (filed herewith).	PAGE NO 17 OF 18
99.0	Certification of Member of Benefit Plans Administrative Committee of the Plan required pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).	PAGE NO 18 OF 18



2400 First Indiana Plaza
135 North Pennsylvania Street
Indianapolis, IN 46204-2452

Exhibit 23.2

Accountants' Consent

The Board of Directors and Stockholders
Chromcraft Revington, Inc.:

We consent to incorporation by reference in the registration statement (No. 33-48728) on Form S-8 of Chromcraft Revington, Inc. of our report dated May 15, 2003, relating to the statements of net assets available for plan benefits of the Chromcraft Revington Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002, and the Schedule of Assets (Held at End of Year) which report appears in the December 31, 2002 annual report on Form 11-K of Chromcraft Revington Savings Plan.

KPMG LLP

Indianapolis, Indiana
June 26, 2003



Exhibit 99.0

CERTIFICATION PURSUANT
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Chromcraft Revington Savings Plan (the "Plan") on Form 11-K for the fiscal year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Frank T. Kane, Member of the Benefit Plans Administrative Committee of the Plan, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of section 13 (a) or 15 (d) of the Securities Exchange Act 1934; and

2. The information contained in the Report fairly presents, in all material respects, the net assets available for plan benefits and changes in net assets available for plan benefits of the Plan.



Frank T. Kane, Member,
Benefit Plans Administrative Committee of the Plan
June 27, 2003

This certification is furnished solely pursuant to 18 U.S.C. Section 1350 and is not being filed as part of the Report or as a separate disclosure document or for any other purpose.